VIA EDGAR

December 15, 2021

Ms. Janice Adeloye

Ms. Erin E. Martin

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Revelstone Capital Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-261352)

Dear Ms. Adeloye and Ms. Martin:

On December 13, 2021, we joined Revelstone Capital Acquisition Corp (the “Company”) in requesting acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:05 p.m. Eastern Time on December 15, 2021, or as soon thereafter as practicable.

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company in amending such request for acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 4:05 p.m. Eastern Time on December 16, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, the undersigned advise that they intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated December 8, 2021 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signatures on next page]

Very truly yours,

BofA Securities, Inc.
Roth Capital Partners, LLC

As Representatives of the several Underwriters

By: BofA Securities, Inc.

/s/ Michael Liloia__
Name: Michael Liloia
Title: Director

By: Roth Capital Partners, LLC

/s/ Aaron M. Gurewitz__
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets